File No. 69-292

                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.
                      ____________________________

                          Form U-3A-2 for 1995

             Statement by Holding Company Claiming Exemption
            Under Rule U-2 From the Provisions of the Public
                   Utility Holding Company Act of 1935


                  To Be Filed Annually Prior to March 1


                           QUESTAR CORPORATION
                            (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:
      1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

      Questar Corporation ("Questar" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East First South Street, P.O. Box 45433, Salt Lake City, Utah 84145-0433. On October 2, 1984, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission following a holding company reorganization in which Mountain Fuel Supply Company ("Mountain Fuel") became a subsidiary of Questar. Questar subsequently filed a Form U-3A-2 on March 1, 1985, and on or before each subsequent March 1 to the present time.

      As a parent company, Questar provides certain administrative services, e.g., personnel, legal, public relations, communications, tax, financial, and audit, to companies within the consolidated group. Questar has direct subsidiaries: Mountain Fuel, a Utah corporation; Entrada Industries, Inc., a Utah corporation ("Entrada"); Questar Pipeline Company, a Utah corporation ("Questar Pipeline"); Questar InfoComm, Inc. (formerly Questar Service Corporation), a Utah corporation ("Questar InfoComm"); Universal Resources Corporation, a Texas corporation ("URC"); Questar Development Corporation, a Utah corporation ("Questar Development"); and Questar Energy Services, Inc., a Utah corporation ("Energy Services"). The Company owns 100 percent of the common stock issued by each of these directly held subsidiaries.
      Mountain Fuel is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. Mountain Fuel also transports natural gas for industrial users in Utah and Wyoming. Mountain Fuel's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Mountain Fuel has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Mountain Fuel's customers in Idaho are served under the provisions of its Utah tariff. Pursuant to a special contract with the Idaho Public Utilities Commission, Mountain Fuel's Idaho natural gas service is regulated by the Public Service Commission of Utah.
      Questar Pipeline currently gathers, processes, transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. Questar InfoComm owns data processing and communications equipment and systems and performs data processing and communications services for other members of the consolidated group and third parties. URC is engaged in the exploration, production, and development of oil and natural gas. URC also markets natural gas to industrial end-users and other customers throughout the Rocky Mountain and the Pacific Northwest areas. Questar Development is engaged in business planning and development activities and through a subsidiary, Interstate Land Corporation, owns, develops and manages real estate. Energy Services was recently organized to market energy services, but does not currently have any operations.
      With the exception of Mountain Fuel, none of these companies is a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, as amended (the "Act"). Mountain Fuel, Questar InfoComm, and Questar Development have their principal executive offices at 180 East First South Street, Salt Lake City, Utah. Questar Pipeline, URC, and Energy Services have their principal executive offices at 79 South State Street, Salt Lake City, Utah.
      Entrada engages in various businesses not subject to state utility regulation through its two direct subsidiaries: Wexpro Company ("Wexpro"), which conducts oil and gas development and production activities on certain producing properties for the benefit of Mountain Fuel in the Rocky Mountain region; and Celsius Energy Company ("Celsius"), which engages in oil and gas exploration and related development and production activities throughout the western United States. Neither Entrada nor either of its subsidiaries is a "public utility company," as such term is defined in the Act. All three companies have their principal offices at 79 South State Street, Salt Lake City, Utah.
      Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

      Mountain Fuel, which is a "public utility company" for purposes of the Act, was distributing natural gas to 592,738 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 1995. Of these customers, 570,512 were located in Utah, 20,969 were located in southwestern Wyoming, 1,256 were located in southeastern Idaho, and one was located in western Colorado. Mountain Fuel owns and operates approximately 18,027 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 17,121 miles in its Utah distribution system.
      Under the terms of a settlement agreement among Mountain Fuel, Wexpro and various state parties ending several years of litigation, Mountain Fuel owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Mountain Fuel's retail natural gas customers. Gas owned by Mountain Fuel but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Mountain Fuel (including related royalty gas) constituted about 64 percent of Mountain Fuel's total gas supply in 1995 and is reflected in Mountain Fuel's rates at "cost-of-service" prices.
      As of September 1, 1993, Mountain Fuel became directly responsible for gas acquisition activities. Questar Pipeline transports the gas volumes purchased directly by Mountain Fuel and transports cost-of-service-gas owned by Mountain Fuel and produced by Wexpro. Mountain Fuel takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah and Wyoming. Mountain Fuel does not currently own any interstate transmission lines or gas manufacturing plants. URC markets natural gas, but does not own any distribution facilities in connection with such activities.
      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

           (a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

      During the 1995 calendar year, Mountain Fuel sold 83,160,000 decatherms ("Dth") of natural gas, including 73,950,000 Dth at retail, and transported 59,569,000 Dth of natural gas. (Mountain Fuel generally reports volumes in Dth; a Dth is equal to ten therms or one million Btu's. In Mountain Fuel's gas system, each Mcf of natural gas contains approximately 1.07 Dth.) (For purposes of this report, Mountain Fuel's "retail" customers are general service or residential and commercial customers. The term "wholesale" refers to industrial sales.) Mountain Fuel's total revenues for 1995 were $362,769,000, of which $326,857,000 were attributable to its operations in Utah, $16,380,000 were attributable to its operations in Wyoming, $121,000 were attributable to its operations in Colorado, and $706,000 were attributable to its operations in Idaho. (Mountain Fuel's total 1995 revenues included $18,705,000 in addition to revenues from gas deliveries.) Mountain Fuel did not distribute any manufactured gas during such calendar year. Questar (the parent) did not make any retail distributions of natural gas or manufactured gas during 1995. Neither Questar Pipeline nor URC made any retail sales of natural gas or manufactured gas during 1995.
           (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

      During the 1995 calendar year, Mountain Fuel distributed at retail 3,354,000 Dth of natural gas outside the state of Utah, Mountain Fuel's state of incorporation.
           (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

      During 1995, Mountain Fuel sold at wholesale outside the state of Utah, or at the state line of such state, 302,000 Dth of natural gas. Mountain Fuel, during 1995, also transported 6,343,000 Dth of natural gas to customers in Wyoming. Mountain Fuel did not sell at wholesale any manufactured gas during 1995. Questar itself did not sell at wholesale any natural gas or manufactured gas during 1995.
           (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

      During the 1995 calendar year, Mountain Fuel purchased 17,279,000 Dth of natural gas or approximately 21 percent of its total gas supply outside the state of Utah or at the state line. Questar itself did not purchase any gas volumes.
      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

           (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      None. Neither Questar nor any of its affiliates has any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      None. Questar and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

      None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
                               UNDERTAKING
      Questar hereby undertakes that it will not issue any shares of its authorized preferred stock unless, on a pro forma basis giving effect to such issuance, (1) consolidated earnings of Questar and its subsidiaries available for interest and dividends for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issuance of such stock, determined in accordance with generally accepted accounting principles, would be at least one and one-half times the sum of the annual interest requirements on consolidated long-term debt of Questar (including current maturities and excluding interest charges on indebtedness to be retired by the application of proceeds from the issuance of such shares or in connection with the transaction in which such shares are issued) and the annual dividend requirements on shares of preferred stock of Questar and its subsidiaries; (2) the aggregate outstanding long-term debt (including current maturities) of Questar and its subsidiaries on a consolidated basis is less than or equal to 60 percent of the capitalization of Questar and its subsidiaries on a consolidated basis; and (3) Questar's common stock represents at least 35 percent of the capitalization of Questar and its subsidiaries on a consolidated basis. For purposes of the foregoing, consolidated earnings of Questar and its subsidiaries available for interest and dividends shall be determined on an after-tax basis and shall be the sum of income before extraordinary items and interest expense; pro forma income available for interest and dividends and pro forma interest charges shall include income and interest charges of businesses acquired, or proposed to be acquired, in conjunction with the issuance of Questar preferred stock, for the pro forma periods, regardless of whether the company acquired shall be accounted for on a pooling-of-interests basis or otherwise, provided that such earnings available for interest and dividends is determinable for the acquired business in accordance with generally accepted accounting principles; and consolidated capitalization shall include long-term debt (including current maturities), preferred stock and any premium thereon, and the sum of the common equity accounts of the company, all as prepared in accordance with generally accepted accounting principles.
      Questar has not issued any shares of its authorized preferred stock and has no current plans to do so.

                                EXHIBIT A

      A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

      The following exhibits are attached to and made a part of this filing:

Exhibit A-1         Consolidating Statement of Income of Questar
                    Corporation and Subsidiaries as of December 31,
                    1995.

Exhibit A-2         Consolidated Statements of Common Shareholders'
                    Equity, Questar Corporation and Subsidiaries.

Exhibit A-3         Consolidating Balance Sheet, Questar Corporation and
                    Subsidiaries as of December 31, 1995.

Exhibit A-4         Consolidating Balance Sheet, Entrada Industries,
                    Inc., and subsidiaries as of December 31, 1995.

                                EXHIBIT B

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically, the registrant shall furnish a Financial Data Schedule.

     The requested Financial Data Schedule information has been submitted.

                                EXHIBIT C

     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     None.



       The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1996.



[corporate seal]                       QUESTAR CORPORATION

Attest:


/s/Connie C. Holbrook                  By /s/R. D. Cash
Connie C. Holbrook                          R. D. Cash
Vice President and                          Chairman, President and
Secretary                                   Chief Executive Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                 Connie C. Holbrook
                             Vice President & Secretary
                                 Questar Corporation
                        180 East First South, P.O. Box 45433
                           Salt Lake City, Utah 84145-0433

Exhibit A-1
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1995
(In Thousands)

                                         Mountain                                      Total
                                           Fuel      Questar  Exploration   Other     Before
                                          Supply    Pipeline  & Prod.     Operations   Elimin.    Elimin.  Consolid.
REVENUES                                   358,758     43,316    245,264      1,949    649,287              649,287
  Intercompany transactions                  4,011     74,039     64,202     29,570    171,822    171,822
    TOTAL REVENUES                         362,769    117,355    309,466     31,519    821,109    171,822   649,287

OPERATING EXPENSES:
  Natural gas purchases                    190,606               146,856               337,462    138,043   199,419
  Operating and maintenance                 93,384     44,634     47,664     24,422    210,104     30,379   179,725
  Depreciation and
    amortization                            25,469     16,614     50,044      4,165     96,292               96,292
  Other taxes                                9,588      4,170     17,177        890     31,825               31,825
  Wexpro settlement agreement-
    oil income sharing                                             3,400                 3,400      3,400
    TOTAL OPERATING EXPENSES               319,047     65,418    265,141     29,477    679,083    171,822   507,261

    OPERATING INCOME                        43,722     51,937     44,325      2,042    142,026              142,026
INTEREST AND OTHER INCOME (EXPENSE)          4,232     (1,886)     6,014     11,548     19,908      4,155    15,753
EARNINGS FROM AFFILIATES                                1,534         27                 1,561                1,561
DEBT EXPENSE                               (16,580)   (13,472)    (6,314)   (10,604)   (46,970)    (4,155)  (42,815)

    INCOME BEFORE INCOME TAXES              31,374     38,113     44,052      2,986    116,525              116,525
INCOME TAX EXPENSE (CREDIT)                  7,706     13,465     12,137       (569)    32,739               32,739

    NET INCOME                              23,668     24,648     31,915      3,555     83,786               83,786

QUESTAR CORPORATION AND SUBSIDIARIES
E&P CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1995
(In Thousands)

                                                    Celsius    Universal    Total     Intra-
                                          Wexpro     Energy    Resources   Before     Segment  Exploration
                                          Company    Company  Corporation  Elimin.    Elimin.  & Prod.
REVENUES                                    15,037     14,366    215,861    245,264               245,264
  Intercompany transactions                 59,831     15,030      5,414     80,275     16,073     64,202
    TOTAL REVENUES                          74,868     29,396    221,275    325,539     16,073    309,466

OPERATING EXPENSES:
  Natural gas purchases                                 1,334    161,595    162,929     16,073    146,856
  Operating and maintenance                 15,527      9,041     23,096     47,664                47,664
  Depreciation and
    amortization                            14,451     14,447     21,146     50,044                50,044
  Other taxes                               10,210      3,579      3,388     17,177                17,177
  Wexpro settlement agreement-
    oil income sharing                       3,400                            3,400                 3,400
    TOTAL OPERATING EXPENSES                43,588     28,401    209,225    281,214     16,073    265,141

    OPERATING INCOME                        31,280        995     12,050     44,325                44,325
INTEREST AND OTHER INCOME                    1,145        736      4,133      6,014                 6,014
EARNINGS FROM AFFILIATES                                              27         27                    27
DEBT EXPENSE                                  (893)      (233)    (5,188)    (6,314)               (6,314)

    INCOME BEFORE INCOME TAXES              31,532      1,498     11,022     44,052                44,052
INCOME TAX EXPENSE (CREDIT)                 11,514     (1,218)     1,841     12,137                12,137

    NET INCOME                              20,018      2,716      9,181     31,915                31,915

QUESTAR CORPORATION AND SUBSIDIARIES
OTHER OPERATIONS CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1995
(In Thousands)

                                                     Questar    Questar                Other
                                          Questar   InfoComm  Development  Entrada  Operations
REVENUES                                                1,222        727                 1,949
  Intercompany transactions                     69     26,404      3,097                29,570
    TOTAL REVENUES                              69     27,626      3,824                31,519

OPERATING EXPENSES:
  Natural gas purchases
  Operating and maintenance                 (1,188)    22,384      2,783        443     24,422
  Depreciation and
    amortization                               155      3,406        575         29      4,165
  Other taxes                                  313        260        317                   890
    TOTAL OPERATING EXPENSES                  (720)    26,050      3,675        472     29,477

    OPERATING INCOME (LOSS)                    789      1,576        149       (472)     2,042
INTEREST AND OTHER INCOME                    7,932      1,201      2,348         67     11,548
DEBT EXPENSE                                (8,996)      (618)      (981)        (9)   (10,604)

    INCOME (LOSS) BEFORE INCOME TAXES         (275)     2,159      1,516       (414)     2,986
INCOME TAX EXPENSE (CREDIT)                 (1,173)       925       (168)      (153)      (569)

    NET INCOME (LOSS)                          898      1,234      1,684       (261)     3,555

Exhibit A-2
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                                            Note    Unrealized gain
                                                    Common Stock              Retained   Receivable    on securities
                                                       Shares      Amount     Earnings   from ESOP  available for sale
                                                    (Dollars in Thousands)
Balances at January 1, 1993                          39,794,913     260,539     321,690     (28,419)
  Issuance of common stock                              431,081      10,547
  Purchase of Questar common stock                      (56,595)     (1,979)
  1993 net income                                                                81,692
  Payment of dividends
    Preferred stock                                                                (695)
    Common stock - $1.09 per share                                              (43,610)
  Income tax benefit of dividends paid to ESOP                                      560
  Collection of note receivable from ESOP                                                     1,617
Balances at December 31, 1993                        40,169,399     269,107     359,637     (26,802)
  Issuance of common stock                              270,718       7,813
  Purchase of Questar common stock                      (11,378)       (365)
  1994 net income                                                                87,543
  Payment of dividends
    Preferred stock                                                                (591)
    Common stock - $1.13 per share                                              (45,528)
  Income tax benefit of dividends paid to ESOP                                      516
  Collection of note receivable from ESOP                                                     2,259
Balances at December 31, 1994                        40,428,739     276,555     401,577     (24,543)
  Issuance of common stock                              290,410       7,841
  Purchase of Questar common stock                      (21,335)       (620)
  1995 net income                                                                83,786
  Payment of dividends
    Preferred stock                                                                (483)
    Common stock - $1.16 per share                                              (47,042)
  Income tax benefit of dividends paid to ESOP                                      446
  Collection of note receivable from ESOP                                                     3,305
  Unrealized gain on securities available for sale,
      net of income taxes                                                                                       11,853
Balances at December 31, 1995                        40,697,814     283,776     438,284     (21,238)            11,853

Exhibit A-3


QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
(In Thousands of Dollars)

                                                                    Mountain  Questar  Universal  Questar  Questar  Entrada
                                                 Interco.  Questar    Fuel    InfoComm Resources Pipeline Develop. Industr.
                                      Consolid.  Elimin.    Corp.  Supply Co.  Corp.     Corp.      Co.     Corp.    Inc.
CURRENT ASSETS

  Cash and short-term investments        $5,122             $1,295    $1,466     ($121)     $536   $1,677     $338     ($69)
  Notes receivable from affiliates            0 ($121,200) 107,200         0         0         0        0        0   14,000
  Federal income taxes recoverable        4,045                968     3,971       (56)   (1,281)     (48)     321      170
  Accounts and notes receivable         122,483   (28,631)   5,918    63,671     3,898    40,113   13,845      846   22,823
  Inventories                            28,110                  0    20,915         0     2,994    2,858        0    1,343
  Prepaid expenses and deposits          10,965                751     3,843     1,107       834    2,552       98    1,780
   TOTAL CURRENT ASSETS                 170,725  (149,831) 116,132    93,866     4,828    43,196   20,884    1,603   40,047
PROPERTY, PLANT AND EQUIPMENT         2,330,900      (179)   1,466   784,466    48,172   265,490  632,393   25,570  573,522
  Less allowances for depreciation    1,020,779              1,114   302,619    28,477   126,850  212,898    8,727  340,094
    NET PROPERTY, PLANT
       AND EQUIPMENT                  1,310,121      (179)     352   481,847    19,695   138,640  419,495   16,843  233,428
INVESTMENT IN AND ADVANCES
   TO AFFILIATES                         13,720  (727,507) 727,507         0               2,293   11,010      417        0
INVESTMENT IN NEXTEL                     52,745             52,745
OTHER ASSETS                             37,242                566    24,548        14        16   11,913      185        0
                                     $1,584,553 ($877,517)$897,302  $600,261   $24,537  $184,145 $463,302  $19,048 $273,475

CURRENT LIABILITIES

  Checks outstanding in excess of
    cash balances                             0                                                                           0
  Short-term loans                       77,200             77,200         0         0        $0       $0        0        0
  Notes payable to affiliates                 0 ($116,200)  14,000    56,100     2,100    11,200   15,200   14,800    2,800
  Accounts payable and
    accrued expenses                    103,686   (28,631)   7,284    57,038     8,388    34,789   11,688      290   12,840
  Federal income taxes payable                0                  0         0         0         0        0        0        0
  Other taxes payable                    13,554               (513)    4,762        64       205    1,289       28    7,719
  Purchased gas adjustments               9,182                        9,182                            0
  Current portion of long-term debt      19,004             19,000         0         0         0        0        4        0
    TOTAL CURRENT LIABILITIES           222,626  (144,831) 116,971   127,082    10,552    46,194   28,177   15,122   23,359
LONG-TERM DEBT, less current portion    421,695    (5,000)  59,000   175,000     5,000    53,000  134,525      170        0
DEFERRED CREDITS                         34,700      (179)   1,727    16,029       638     7,683    5,346      158    3,298
DEFERRED INVESTMENT TAX CREDITS           7,271                  0     7,157         0         0      114        0
DEFERRED INCOME TAXES                   180,629              6,929    61,391     1,010    (4,856)  70,535   (1,178)  46,798
CUMULATIVE PREFERRED STOCK                4,957                  0     4,957
                                              0
COMMON SHAREHOLDERS' EQUITY                   0
                                              0
  Common stock                          317,285   (43,146) 317,285    22,974       277     5,999    6,551    3,036    4,309
  Additional paid-in capital                  0  (190,865)       0    41,875     4,724    58,325   82,034    3,907        0
  Retained earnings                     438,284  (493,496) 438,284   143,796     2,336    17,800  136,020   (2,167) 195,711
  Treasury stock at cost                (33,509)        0  (33,509)        0         0                           0        0
  Note receivable from ESOP             (21,238)        0  (21,238)
  Unrealized gain (loss)
     on securities                       11,853         0   11,853
    TOTAL COMMON SHAREHOLDERS' EQUITY   712,675  (727,507) 712,675   208,645     7,337    82,124  224,605    4,776  200,020
                                     $1,584,553 ($877,517)$897,302  $600,261   $24,537  $184,145 $463,302  $19,048 $273,475

Exhibit A-4

ENTRADA INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31,1995
(In Thousands of Dollars)

                                                               Entrada             Celsius
                                                   Interco.    Industries  Wexpro    Energy
                                        Consol.      Elimin.      Inc.      Co.        Co.
CURRENT ASSETS

  Cash and short-term investments             ($69)                  $74     ($649)      $506
  Notes receivable from affiliates          14,000           0         0         0     14,000
  Federal income taxes recoverable             170                   201      (271)       240
  Accounts and notes receivable             22,823        (591)    1,700    14,834      6,880
  Inventories                                1,343                     0     1,142        201
  Prepaid expenses and deposits              1,780                     1     1,027        752
    TOTAL CURRENT ASSETS                    40,047        (591)    1,976    16,083     22,579
PROPERTY, PLANT AND EQUIPMENT              573,522                 2,665   240,005    330,852
  Less allowances for depreciation         340,094                 1,954   134,832    203,308
    NET PROPERTY, PLANT AND EQUIPMENT      233,428           0       711   105,173    127,544
INVESTMENT IN AFFILIATES                         0    (199,228)  199,228         0          0
OTHER ASSETS                                     0                     0         0          0
                                          $273,475   ($199,819) $201,915  $121,256   $150,123

CURRENT LIABILITIES

  Notes payable to affiliates               $2,800          $0      $300    $2,500         $0
  Accounts payable and accrued expenses     12,840        (591)      435     4,579      8,417
  Federal income taxes payable                   0                     0         0          0
  Other taxes payable                        7,719                   624     3,380      3,715
  Current portion of long-term debt              0                     0         0          0
    TOTAL CURRENT LIABILITIES               23,359        (591)    1,359    10,459     12,132
LONG-TERM DEBT, less current portion             0                     0         0          0
DEFERRED CREDITS                             3,298                 1,149     1,645        504
DEFERRED INCOME TAXES                       46,798                  (613)   21,340     26,071

COMMON SHAREHOLDER'S EQUITY

  Common stock                               4,309     (67,917)    4,309    22,517     45,400
  Additional paid-in capital                     0     (39,774)        0         0     39,774
  Retained earnings                        195,711     (91,537)  195,711    65,295     26,242
  Treasury stock at cost                         0           0         0         0          0
    TOTAL COMMON SHAREHOLDER'S EQUITY      200,020    (199,228)  200,020    87,812    111,416
                                          $273,475   ($199,819) $201,915  $121,256   $150,123